FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2006

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	|X|	Form 40-F	|_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	|_|	No	|X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated January 17, 2006

For immediate release

Quebecor Media refinances long-term debt on advantageous terms and reduces financing costs by $80 million per year

Montréal, Québec, January 17, 2006 – Quebecor Media announced today the closing of a major refinancing of its long-term debt. In addition to reducing the Company’s annual financial expenses by close to $80 million, the refinancing, consisting primarily of the issuance of new Senior Notes and the entering into of new senior secured bank credit facilities, has enabled the Company to repurchase its existing Notes and will provide increased financial flexibility.

The refinancing consisted of two primary components: i) the issuance of US$525.0 million aggregate principal amount of 7¾% Senior Notes due March 2016, and ii) the refinancing of the Company’s credit facilities through the execution of a C$125.0 million term loan A credit facility, maturing in January 2011, a US$350.0 million term loan B credit facility, maturing in January 2013, and a C$100.0 million five-year revolving credit facility. The term loan A and term loan B have been fully drawn in connection with the refinancing. The refinancing also included C$291.7 of new borrowings under credit facilities of Quebecor Media’s subsidiaries, Vidéotron and Sun Media.

The net proceeds from the refinancing are primarily being used to repay substantially all of Quebecor Media Inc.’s existing indebtedness at the holding company level, namely US$561.6 million in principal amount of its 11 1/8% Senior Notes, out of a total US$586.8 million outstanding, and US$275.6 million in principal amount of its 13¾% Senior Discount Notes, out of a total US$282.9 million outstanding. The existing indebtedness, which matures in 2011, was incurred at significantly higher rates than the Senior Notes issued today. In addition, as part of this refinancing, Quebecor Media has terminated its existing credit facilities and its cross-currency swap arrangements on its 11 1/8% Senior Notes and its 13¾ % Senior Discount Notes.

“We are very satisfied with the terms on which we have refinanced our debt,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “It demonstrates investor confidence in the Company’s operations and financial profile.”

“This refinancing, which represents another important step in the optimization of Quebecor Media’s capital structure, accomplishes several objectives simultaneously: it extends the maturity date of our long-term debt and rebalances our capital structure at attractive interest rates and on terms that include certain provisions for debt prepayment without penalty,” said Mark D’Souza, Vice President, Finance of Quebecor Media. “When the final repurchase of the issued and outstanding Senior and Senior Discount Notes is completed, which is expected to happen in July 2006, the refinancing should reduce the Company’s financing costs by approximately $80 million per year, including the savings from the initial repurchase of US$140.3 that occurred in July 2005.”

Quebecor Media will recognize a net loss on debt refinancing estimated at C$206.0 million, net of income tax recovery, in the first quarter of 2006 (not including the net loss of C$40.8, net of income tax recovery, related to the repurchase in July 2005 which the Company recognized in the third quarter of 2005). This net loss includes the amount by which the disbursements exceed the book value of the Notes and the cross-currency swap agreements, and the write-down of deferred financial expenses.

This announcement is for informational purposes only and is neither an offer to sell or a solicitation of an offer to purchase securities, nor an offer to purchase or a solicitation of an offer to sell any securities. The 7 ¾ % Senior Notes have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States except pursuant to a registration statement or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Forward-looking statements

Certain statements contained herein, including statements that are not historical facts, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Quebecor Media’s current views or assumptions with respect to future events, plans, objectives and financial performance.  These matters involve known and unknown risks and uncertainties that could cause Quebecor Media’s actual results, outcomes or performance to differ materially from those expressed or implied in the forward-looking statements.  Some important factors that could affect Quebecor Media’s future results, financial position and cash flows and could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to (i) general economic, financial or market conditions; (ii) the intensity of competitive activity in the industries in which Quebecor Media operates; (iii) unanticipated higher capital spending required to address continued development of competitive alternative technologies; (iv) variations in the cost, quality and variety of our television programming, (v) changes in Quebecor Media’s ability to obtain services and equipment critical to its operations; (vi) labor disputes or strikes; and (vii) changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of Quebecor Media’s licenses or markets or in an increase in competition, compliance costs or capital expenditures.

It is not possible to identify or predict all such factors. Consequently, while the list of factors is considered representative, no such list should be considered an exhaustive statement of all potential material risks and uncertainties. Further details and descriptions of these and other factors that could cause actual results to differ materially from results expressed in these forward-looking statements are disclosed in Quebecor Media's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, including under the sections "Forward-Looking Statements" and "Risk Factors", as well as in Quebecor Media's filings from time to time with the Commission. Holders of Notes are encouraged to review these filings. Actual results could differ materially from expectations expressed in the forward-looking statements if one or more of the underlying assumptions and expectations proves to be inaccurate or is unrealized.

Quebecor Media

Quebecor Media, a subsidiary of Quebecor Inc. (TSX: QBR.MV.A, QBR.SV.B), owns operating companies in numerous media-related businesses: Vidéotron ltée, the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, Canada’s largest national chain of tabloids and community newspapers; TVA Group Inc., operator of the largest French language general-interest television network in Québec, a number of specialty channels, and the English language general-interest station SUN TV; Canoe Inc., operator of a network of English- and French language Internet properties in Canada; Nurun Inc., an important interactive technologies and communications agency in Canada, the United States and Europe; companies engaged in book publishing and magazine publishing; and companies engaged in the production, distribution and retailing of cultural products, namely Archambault Group Inc., the largest chain of music stores in eastern Canada, TVA Films, and Le SuperClub Vidéotron ltée, a chain of video and video game rental and retail stores.

Information:

Mark D’Souza

Vice President, Finance

Quebecor Media Inc.

(514) 380-1912

Luc Lavoie

Executive Vice-President, Corporate Affairs

Quebecor Inc.

(514) 380-1974

(514) 886-7665 (cell)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(s) Claudine Tremblay

_______________________________________________

By:	Claudine Tremblay
Senior Director, Corporate Secretariat

Date:	January 18, 2006